UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEMPLE-INLAND INC.

(Name of Subject Company)

METAL ACQUISITION INC.

(a wholly owned subsidiary of International Paper Company) and

INTERNATIONAL PAPER COMPANY

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

879868107

(Cusip Number of Class of Securities)

Sharon R. Ryan, Esq.

Vice President, Acting General Counsel and Corporate Secretary

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

(901) 419-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey J. Rosen, Esq. and William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,314,359,011.60	$384,797.08

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 108,312,386 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of April 2, 2011, as reported in the subject company’s Quarterly Report on Form 10-Q filed on May 10, 2011), less the number of shares owned by the Offerors and their subsidiaries) by $30.60 (the purchase price per share offered by Offerors).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $384,797.08	Filing Party: International Paper Company/Metal Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 12, 2011 (as amended from time to time, the “Schedule TO”) by International Paper Company, a New York corporation (“International Paper”), and Metal Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of International Paper. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share, together with the associated preferred stock purchase rights (the “Shares”), of Temple-Inland Inc., a Delaware corporation (“Temple-Inland”), at $30.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Item 11

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On July 22, 2011, Tammy Raul, who purports to be a holder of Temple-Inland’s Shares, filed a lawsuit, which purports to be both a class and derivative action, in the Court of Chancery in the State of Delaware, against Temple-Inland and the members of Temple-Inland’s board of directors. In the action, captioned Tammy Raul vs. Doyle R. Simons, et al., Case No. 6690, the plaintiff alleges that the members of Temple-Inland’s board of directors have breached their fiduciary duties in connection with the tender offer by, among other things, refusing to give good faith consideration to value-maximizing opportunities for Temple-Inland, implementing a “poison pill” and maintaining a classified board. The plaintiff seeks, among other things, (i) a declaration that the members of Temple-Inland’s board of directors have breached their fiduciary duties, (ii) an injunction directing the defendants to refrain from advancing their own interests at the expense of Temple-Inland and its stockholders, (iii) an order requiring the defendants to establish a committee of “truly independent directors” to evaluate strategic alternatives for Temple-Inland, (iv) an order invalidating the poison pill and/or directing the defendants to rescind or redeem it and any other preclusive measures implemented by Temple-Inland and (v) an award of plaintiff’s costs and fees.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(iii)	July 25, 2011 Investor Presentation by International Paper Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2011

INTERNATIONAL PAPER COMPANY

By:	/s/ SHARON R. RYAN
Name:	Sharon R. Ryan
Title:	Vice President, Acting General Counsel and Corporate Secretary

METAL ACQUISITION, INC.

By:	/s/ SHARON R. RYAN
Name:	Sharon R. Ryan
Title:	Secretary

EXHIBIT INDEX

Index

(a)(1)(i)	Offer to Purchase dated July 12, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated July 12, 2011.*

(a)(5)(i)	Text of press release issued by International Paper Company, dated July 12, 2011.*

(a)(5)(ii)	Letter to Employees of International Paper Company, dated July 11, 2011.*

(a)(5)(iii)	July 25, 2011 Investor Presentation by International Paper Company.

(b)(1)	Commitment letter described in Section 10 – “Source and Amount of Funds” of the Offer to Purchase.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.